Exhibit 19.1

LEGAL POLICY – INSIDER TRADING

1.0 Introduction

1.1 In the normal course of business, officers, directors, employees and contractors of Dril-Quip, Inc. (“Dril-Quip”) may come into possession of significant, sensitive information. In the eyes of the law, this information is considered the property of Dril-Quip; persons affiliated with Dril-Quip are entrusted with this information. Because Dril-Quip is a “publicly held” company, federal insider trading laws generally prohibit any director, officer or employee of Dril-Quip or any of its subsidiaries (collectively, the “Company”) who possesses material nonpublic information concerning the Company from buying or selling securities of Dril-Quip or passing on such information to others who do so. Substantial legal penalties can be imposed for violation of such laws. The purpose of this policy is to (i) inform persons that are affiliated with the Company of their responsibilities in this area under the law, (ii) establish procedures for certain officers, directors and employees of the Company to follow before trading in Dril-Quip securities, (iii) establish a policy for such persons to follow with respect to maintaining confidentiality of information related to the Company, (iv) explain the consequences of violating the law and this policy and (v) permit persons affiliated with the Company to implement written plans to sell Company securities in compliance with SEC Rule 10b5-1. This policy applies to all directors, officers and employees of the Company, and their respective family members and controlled entities (each as defined below in Section 3.1 of this policy).

2.0 Federal Insider Trading Laws

2.1 The Law. Federal insider trading laws generally prohibit any officer, director or employee (or any family member or controlled entity of an officer, director or employee) of the Company who possesses material nonpublic information relating to the Company from buying, selling, gifting or otherwise trading securities of Dril-Quip or any publicly traded options on Dril-Quip stock, or engaging in any other action to take advantage of, or pass on to others, that information. Personal trading transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not an exception. The Securities and Exchange Commission (“SEC”), which is the primary U.S. regulator under the federal securities laws, takes the view that the mere fact that a person knows the information is enough to bar him or her from trading, even if the reasons for the potential trade are not based on that information. This prohibition also extends to all material nonpublic information that may be acquired in the course of a person’s employment or relationship with the Company relating to the securities issued by other companies.

2.2 Rule 10b5-1 Trading Plans. SEC Rule 10b5-1 creates an affirmative defense to insider trading liability that is designed to cover situations in which an insider can demonstrate that material nonpublic information was not a factor in such person’s trading decision – that is, that the trade was not made “on the basis of” material nonpublic information. The affirmative defense is available to a person purchasing or selling Dril-Quip securities while aware of material nonpublic information if, before becoming aware of the information, the person has adopted a written plan for trading Dril-Quip securities adopted in compliance with the requirements of Section 4 of this policy. Officers, directors and employees (or any family members or controlled entities of an officer, director or employee) of the Company may enter into such a Rule 10b5-1 sales plan (a “10b5-1 Plan”) if they so desire. See Section 4 of this policy for the applicable guidelines for entering into a 10b5-1 Plan.

2.3 Materiality. In order to comply with this policy, it is often important for you to determine whether certain information is material nonpublic information. Information may be considered “material” when the information, whether positive or negative, might be of possible significance to an investor in a decision to purchase, sell or hold stock or other securities. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Chances are, if a person learns something that leads that person to want to buy, sell or hold securities, the information will be considered material. Thus, even speculative information can be material: information that something is likely to happen, or even that it may happen, can be considered material. In short, any information which could reasonably affect the price of the stock is material information. By way of example, the following information, in most circumstances, would be deemed material:

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annual, quarterly or monthly financial results;
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a change in earnings or earnings projections;
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negotiations and agreements regarding a significant pending or proposed merger, acquisition, business combination or tender offer;
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a significant sale of assets or the disposition of a subsidiary;
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significant changes in prices, customers or suppliers;
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planned changes in dividend policies;
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declaration of a stock split or the offering of additional securities;
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entering into of significant new contracts or the non-performance by a party under a significant existing contract;
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material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;
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significant actual or potential cybersecurity incidents, events or risks that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information;
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significant threatened litigation or significant developments in existing litigation;
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top management changes, changes in directors or auditors; and
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significant new products or discoveries, or results of important research and development.

This list is not intended to be exhaustive; other types of information may also be material. Officers, directors and employees must not engage in any transaction that is described above until after this type of information becomes public. Federal, state and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of caution in determining whether the information is material.

2.4 When Information is Public. Information is considered “public” and no longer “nonpublic” or “inside” only after it has been effectively disclosed in a manner sufficient to insure its availability to the investing public. This disclosure generally requires reporting on the Dow Jones tapes in the United States, the Associated Press or another wire service, Reuters Economic Services, in the newspapers in major financial areas or in public disclosure documents filed with the SEC. Selective disclosure to a few persons does not make information public. Furthermore, adequate dissemination requires allowing enough time after the announcement for the market to react to the information. Once Dril-Quip releases information through public channels, it may take a few additional days for it to be considered broadly disseminated. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until the second business day after the information is released.

2.5 Tipping. Information that could have an impact on Dril-Quip stock price, or sensitive information relating to other companies, including customers, suppliers or potential parties to contracts, must not be passed on to other companies or people (such as family members, friends, relatives or business associates). When “tipping” occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee gives the information. The legal penalties described in this policy are applicable whether or not a person derives any benefit from another’s actions.

3.0 Restrictions on Purchases and Sales

3.1 General Policy. It is the Company’s policy that if you possess material nonpublic information concerning the Company, you may not, directly or indirectly (through a family member or controlled entity, as described below), either (i) buy, sell, gift or otherwise trade securities of Dril-Quip (other than pursuant to a 10b5-1 Plan) or (ii) pass on such information to others. This Company policy also extends to trading in securities issued by other companies (or options relating to such securities) if you have acquired material nonpublic information relating to such companies in the course of your employment or affiliation with the Company.

For the purposes of this policy, a “family member” includes your family members (including a spouse, minor children, or other relatives) living in your household; anyone else living in your household; and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in the Company’s securities. A “controlled entity” includes estates of which you are an executor; trusts of which you are a trustee or have a beneficial or pecuniary interest; and partnerships, corporations, or other business entities that you influence or control. References to the Company’s directors, officer or employees, or “you,” should be read to include the respective family members and controlled entities of such persons. You are responsible for the transactions of these other persons or entities and therefore should make them aware of the need to confer with you before they trade in Dril-Quip securities, and you should treat all such transactions for the purposes of this policy and applicable securities laws as if the transactions were for your own account.

3.2 Short-Term Trading. Short-term trading of the Company’s securities may unduly focus Company personnel on the Company’s short-term stock market performance instead of the Company’s long-term business objectives, and frequent trading in the Company’s securities can create an appearance of wrongdoing even if the decision to trade was based solely on public information such as stock price ranges and other market events. In addition, daily or frequent trading in any company’s securities, which can be time-consuming and distracting, is strongly discouraged. For all of these reasons, the Company’s directors, officers, and employees may not sell any of the Company’s securities of the same class during the six months following the purchase, and may not purchase any of the Company’s securities of the same class during the six months following the sale, as applicable.

3.3 Speculative Transactions. It is against Company policy for directors, officers and employees to engage in speculative transactions in the Company’s securities. As such, it is against Company policy for directors, officers and employees to trade in put options, call options, or other derivatives in the Company’s securities, or sell the Company’s securities short. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

3.4 Hedging Transactions. Directors, officers and employees are prohibited from hedging the Company’s securities (including through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s securities that you hold directly or indirectly.

3.5 Pledging and Trading on Margin. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in the Company’s securities, directors, officers and employees are prohibited from holding the Company’s securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan.

3.6 Blackout Periods. In addition to the general policy prohibiting trading while in possession of material nonpublic information, it is the Company’s policy that all personnel who regularly have access to nonpublic financial information, directors and officers and their family members or controlled entities, are prohibited from purchasing, selling, gifting or otherwise trading securities of the Company during the period beginning on the day 15 days prior to the end of a quarter and ending after two full business days after earnings have been released with respect to such quarter (other than pursuant to a 10b5-1 Plan). In addition, the Company may designate other blackout periods during which directors, officers and designated employees are prohibited from purchasing, selling, gifting or otherwise trading securities of the Company due to their knowledge of material non-public information and may not disclose to others that they are prohibited from such trading. Even if a blackout period is not in effect, persons subject to blackout periods may not trade while in possession of material nonpublic information.

3.7 Prior Notice Requirement for Directors, Officers and other Designated Employees. Directors, Section 16 officers and other designated employees of the Company shall not buy sell, gift or otherwise trade securities of the Company unless they have provided to the General Counsel or Chief Financial Officer of the Company prior notification of the transaction and at least two business days in advance of the transaction and, if applicable, sufficient information to ensure that any required filings can be made with the SEC in connection with such transaction, and the General Counsel or Chief Financial Officer has confirmed that no blackout period is in effect. If a transaction is approved, the transaction must be executed within ten business days after the approval is obtained, but regardless may not be executed if the individual acquires material nonpublic information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

3.8 Post-Termination Transactions. The Company’s policy continues to apply even after an individual is no longer employed by or affiliated with Dril-Quip. Thus, if an individual is in possession of material nonpublic information when his or her employment terminates, he or she may not trade in Dril-Quip securities until that information has become public or is no longer material.

3.9 Company Transactions. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in the Company’s securities.

4.0 10b5-1 Plan Guidelines

4.1 The adoption of any 10b5-1 Plan must meet the requirements set forth below. These requirements are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The Company’s General Counsel will interpret and administer these requirements. The compliance of any 10b5-1 Plan with the applicable SEC rules is the responsibility of the person entering into such plan. You are advised to seek counsel if you choose to enter into a 10b5-1 Plan. If you are a director or Section 16 officer (as defined below in Section 4.8 of this policy), the Company is required to disclose the material terms of your 10b5-1 Plan, other than respect to price, in the periodic report for the quarter in which the 10b5-1 Plan is adopted, terminated or modified (as described below).

4.2 Pre-clearance Requirement. The 10b5-1 Plan must be must be reviewed and approved by the Company’s General Counsel prior to its adoption. If you wish to implement a 10b5-1 Plan, you must first pre-clear the plan with the Company’s General Counsel at least five business days prior to the entry into the plan in accordance with the procedures set forth above.

4.3 Time of Adoption. Subject to pre-clearance requirements described above, the 10b5-1 Plan must be adopted at a time when you are not aware of any material nonpublic information and a blackout period is not in effect (if you are subject to blackout periods).

4.4 Plan Instructions. Any 10b5-1 Plan you adopt must either:

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Specify the amount, price and date of the sales (or purchases) of the Company’s securities to be effected;
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Provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company’s securities, the quantity to sell (or purchase) and the price; or
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Delegate decision-making authority with regard to these transactions to a broker or other agent without any material nonpublic information about the Company or its securities.

For the avoidance of doubt, you may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted 10b5-1 Plan.

4.5 In Writing and Signed. The 10b5-1 Plan must be in writing and signed by you.

4.6 No Hedging. You may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the 10b5-1 Plan and must agree not to enter into any such transaction while the 10b5-1 Plan is in effect.

4.7 Good Faith Requirement. You must enter into the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of 10b5-1 Plan. You must act in good faith with respect to the 10b5-1 Plan for the entirety of its duration.

4.8 Certifications for Directors and Officers. If you are a director or officer (“Section 16 officer”), as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), the 10b5-1 Plan must include the following certifications: (1) you are not aware of any material nonpublic information about the Company or its securities; and (2) you are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.

4.9 Cooling-off Period. The first trade under the 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:

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If you are a director or Section 16 officer, the later of (1) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted and (2) 90 calendar days after adoption of the 10b5-1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
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If you are not a director or Section 16 officer, 30 days after adoption of the 10b5-1 Plan.

4.10 No Overlapping 10b5-1 Plans. No more than one 10b5-1 Plan can be effecting trades at a time (except eligible Sell-to-Cover Plans, as defined below). Notwithstanding the foregoing, two separate 10b5-1 Plans can be in effect at the same time (but not trading at the same time) so long as your later-commencing plan meets all the conditions set forth in Rule 10b5-1. Please consult the Company’s General Counsel with any questions regarding overlapping plans. In addition, this restriction does not apply to a series of 10b5-1 Plans with different broker-dealers or other agents acting on your behalf that are treated as a single 10b5-1 Plan, provided that such plans with each broker-dealer or other agent, when taken together as a whole, meet all of the applicable conditions of, and remain collectively subject to, Exchange Act Rule 10b5-1(c)(1).

A Sell-to-Cover Plan is not subject to the limitations set forth in this Section 4.10. A “Sell-to-Cover Plan” is a contract, instruction, or plan that authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock, restricted stock units or stock appreciation rights (but not options), and you do not otherwise exercise control over the timing of such sales. Prior to adoption, a Sell-to-Cover Plan must meet all other requirements set forth in this policy.

4.11 Single-Trade Plan. Other than a Sell-to-Cover Plan as described in Section 4.10 above, you may not enter into more than one 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period. A single-trade plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

4.12 Modifications and Terminations. Modifications/amendments and terminations of an existing Rule 10b5-1 Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and this policy, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the 10b5-1 Plan will be deemed to be a termination of the current 10b5-1 Plan and creation of a new 10b5-1 Plan. If you are considering administerial changes to your 10b5-1 Plan, such as changing the account information or the broker administering your plan, you should consult with the Company’s General Counsel in advance to confirm that any such change does not constitute an effective termination of your plan.

As such, the modification/amendment of an existing 10b5-1 Plan must be reviewed and approved in advance by the Company’s General Counsel in accordance with pre-clearance procedures set forth above, and will be subject to all the other requirements set forth in Sections 4.2 - 4.11 regarding the adoption of a new 10b5-1 Plan.

The termination (other than through an amendment or modification) of an existing 10b5-1 Plan must be reviewed and approved in advance by the Company’s General Counsel in accordance with pre-clearance procedures set forth above. The Company’s General Counsel will not approve the termination of a 10b5-1 Plan unless:

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You terminate a 10b5-1 Plan at a time when you are not aware of material nonpublic information; and
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A blackout period is not in effect, if you are subject to blackout periods.

5.0 Policy on Maintaining Confidentiality

5.1 All officers, directors and employees should avoid communicating nonpublic Company information to any person (including family members and friends) unless the person has a need to know the information for Company-related reasons. This policy applies without regard to the materiality of the information. Consistent with the foregoing, officers, directors and employees should be discreet with nonpublic information and refrain from discussing it in public places where it can be overheard, such as elevators, restaurants and on public transportation. To avoid even the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of Dril-Quip’s securities or the securities of other companies of which you have knowledge as a result of employment or association with Dril-Quip. If an officer, director or employee communicates information that someone else uses to trade illegally in securities, the legal penalties described in this policy are applicable, whether or not any personal benefit was derived from the illegal trading.

6.0 Compliance and Penalties

6.1 Surveillance. The SEC, the New York Stock Exchange and the other national securities exchanges in the U.S. have extensive surveillance facilities that are used to monitor trading in stocks and stock options. Frequently, these institutions have cooperative arrangements with comparable institutions outside the U.S. If a security transaction becomes the subject of scrutiny, the transaction will be viewed after the fact. As a result, before engaging in any transaction, all persons covered by this policy should carefully consider how regulators and others might view the transaction with the benefit of hindsight.

6.2 Penalties. The consequences of insider trading violations can be severe under U.S. law. The SEC takes the position that these laws apply to all transactions in shares or options of companies listed for trading in the U.S., whether or not the actual trades take place in the U.S. For individuals who trade on material nonpublic information (or tip information to others), penalties include:

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A civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;
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A criminal fine (no matter how small the profit) of up to $5 million; and
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A jail term of up to 20 years.

6.3 In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the insider is required to disgorge by the SEC.

6.4 For a company (as well as any supervisory person of a company) that fails to take appropriate steps to prevent illegal trading, penalties include:

1.
A civil penalty of up to the greater of $2.3 million, subject to adjustment for inflation, or three times the profit gained or loss avoided as a result of the employee’s violation; and
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A criminal penalty of up to $25 million.

6.5 Compliance. All Dril-Quip officers, directors and employees must strictly comply with this policy. Moreover, no person should engage in any transaction in which he or she may even appear to be trading while in possession of material nonpublic information. Failure to observe this policy may result in serious legal difficulties for the employee, as well as Dril-Quip, including the possibility of civil suits by stockholders. Persons violating this policy will be subject to disciplinary action, including, but not limited to, dismissal from Dril-Quip. Should you have any questions regarding this policy, please contact the Company’s General Counsel.

7.0 Required Approvals:

President & CEO	Approvals on File
VP & General Counsel	Approvals on File

8.0 Revision History:

Revision	Date	Initiator	Summary of Change
NC	05/10/2012	JW	Initial Release
A	07/06/2022	JW	Changed quarterly blackout period to commence 15 days before the end of each quarter.
B	02/24/2023	JW	Revised to address new Insider Trading Rules and other best practices updates.